Mail Stop 6010

      August 24, 2005

John C. Ferrara
President and Chief Financial Officer
Lynch Corporation
140 Greenwich Avenue, 4th Floor
Greenwich, CT 06830

      Re:	Lynch Corporation
	Amendment No. 1 to Registration Statement on Form S-2
      Filed August 16, 2005
	File No. 333-126335

Dear Mr. Ferrara:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-2

Fee Table
1. Please reconcile the number of common shares and subscription rights listed in the table as being registered with disclosure elsewhere in the prospectus.

Prospectus Cover
2. Please disclose the market on which the rights will be traded.

Intentions, page 3
3. Please reconcile your response to prior comment 2, which refers to
only one affiliate and one officer who is not a board member, with your disclosure that implies that multiple affiliates and officers have already expressed their intentions. Also, tell us how your communications with these individuals were consistent with Section 5 of the Securities Act.

The Rights Offering, page 17
4. We note your response to prior comments 4 and 5. Please tell us how your retention of the proceeds for seven to 10 business days is consistent with your obligation to provide refunds promptly.

Transferability of Rights, page 21
5. Given your response to prior comment 10, it is unclear why the reference to expenses related to the exercise of rights is appropriate. Please advise or revise the last sentence of this subsection.

Guaranteed Delivery Procedures, page 23
6. Please reconcile the disclosure in your response to prior comment
11 that shareholders may deliver the notice after the expiration date with the disclosure in the first bullet list in this section that the notice must be provided before the expiration.

Determinations Regarding the Exercise of Your Subscription Rights, page 24
7. We note your response to prior comment 12 and the additional disclosure on page 25. Please clarify the meaning of "irregularities that do not result in multiple potential interpretations."
8. Given your response to prior comment 13, it is unclear why the referenced sentence is appropriate. Please advise or revise.

Material United States Federal Income Tax Consequences, page 27
9. We note your disclosure in response to prior comment 15.
Please
clarify how and when you will provide the notice. Also clarify why investors will not be able to make the determination of whether the market value exceeds the threshold. Add appropriate risk factors.
10. Disclose why shareholders must submit the W-9 you included as an exhibit.

Exhibits
11. Please include all attachments to exhibits. For example, we note the attachments missing from exhibit 99(i).

Exhibit 5
12. Please revise the legal opinion to reflect the accurate number of common shares and rights covered by the registration statement.
13. Please file an opinion of counsel regarding whether the rights are binding obligations of the registrant under the state contract law governing the rights.
14. You must file an opinion by counsel that is qualified to opine on the law governing the matters that are the subject of the opinion. In the exhibit you filed, it appears that counsel`s statement that it is a member of the State Bar of New York is attempting to indicate that it is not so qualified.
15. Please ask your counsel to confirm to us in writing that it concurs with our understanding that the reference and limitation to the "Business Corporation Law of the State of Indiana" includes the statutory provisions and also all applicable provisions of the Indiana Constitution and reported judicial decisions interpreting these laws. Counsel should file this written confirmation as correspondence on the EDGAR system.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may Adelaja Heyliger at (202) 551-3636 or me at (202)
551-
3800 with any other questions.

      Sincerely,



								Russell Mancuso
								Branch Chief

cc (via fax):  	David J. Adler, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
212.451.2222

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John C. Ferrara
Lynch Corporation
August 24, 2005
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